Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 2 DATED APRIL 13, 2022

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022 and Supplement No. 1 dated April 7, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our offerings; and
•
an update regarding our potential acquisitions.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $99.8 million in Class P shares, or approximately 10.5 million Class P shares. On March 17, 2022, our public offering was declared effective. As of April 13, 2022 we had not sold any shares in connection with our public offering. As of April 13, 2022, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Potential Acquisitions

The following additional potential acquisitions are added to the “Potential Acquisitions” section of our prospectus:

Newark Property

On April 6, 2022, an affiliate of SmartStop Self Storage REIT, Inc. assigned its interest in a purchase and sale agreement (the “Two Property Portfolio PSA”) with an unaffiliated third party for the acquisition of a self storage facility located in Newark, Delaware (the “Newark Property”) to a wholly-owned subsidiary of our operating partnership. The Newark Property contains approximately 80,700 net rentable square feet of storage space and 830 self storage units. The purchase price of the Newark Property is approximately $19.7 million, plus closing costs and acquisition fees. We expect the acquisition of the Newark Property to close in the second quarter of 2022. We expect to fund such acquisition with a combination of net proceeds from our private offering and/or potential debt financing. If we fail to acquire the Newark Property, in addition to the incurred acquisition costs, we may also forfeit approximately $370,000 in earnest money as a result.

Levittown Property

On April 6, 2022, an affiliate of SmartStop Self Storage REIT, Inc. assigned its interest in the Two Property Portfolio PSA for the acquisition of a self storage facility located in Levittown, Pennsylvania (the “Levittown Property”) to a wholly-owned subsidiary of our operating partnership. The Levittown Property contains approximately 78,100 net rentable square feet of storage space and 810 self storage units. The purchase price of the Levittown Property is approximately $21 million, plus closing costs and acquisition fees. We expect the acquisition of the Levittown Property to close in the second quarter of 2022. We expect to fund such acquisition with a combination of net proceeds from our private offering and/or potential debt financing. If we fail to acquire the Levittown Property, in addition to the incurred acquisition costs, we may also forfeit approximately $410,000 in earnest money as a result.